Exhibit 99.1

ADHEREX REPORTS RECENT DEVELOPMENTS AND FIRST QUARTER MARCH 31, 2013
FINANCIAL RESULTS

Research Triangle Park, NC, May 13, 2013 - - Adherex Technologies Inc. (TSX:AHX, OTCQB: ADHXF), a biopharmaceutical company focused on the development of eniluracil and 5-fluorouracil, today reported its financial results and recent developments for the first quarter ended March 31, 2013. All amounts are in U.S. dollars unless otherwise specified.

"Adherex has important study milestones in the upcoming months," said Rosty Raykov, CEO of Adherex. "As previously announced, Adherex reported preliminary positive data at CTRC-AACR San Antonio Breast Cancer Symposium (SABCS) in December 2012 from the Company's Phase 2 trial evaluating eniluracil (EU)+5-Fluouracil (5-FU) + leucovorin (LV) as treatment for metastatic breast cancer (MBC). Based on the data to date, Adherex has scheduled an End-of-Phase 2 Meeting with the FDA to discuss a potential Phase 3 pivotal trial with EU+5-FU+LV as a therapy for MBC patients.

Further, The Children Oncology Group Phase 3 trial evaluating STS as an otoprotectant after cisplatin exposure, completed enrollment of 135 children in 2012. Pending convincing efficacy and safety results from the trial, Adherex plans to meet with the FDA to discuss a New Drug Application for STS. "

Recent Developments

•	Eniluracil Phase 2 Study - Adherex completed enrollment of 153 patients in the Company's Phase 2 clinical trial for metastatic breast cancer comparing the oral regimen of EU/5-FU/LV (Treatment Arm 1) versus capecitabine (Xeloda®) (Treatment Arm 2) in December 2012. Patients who have disease progression in Arm 2 may crossover to take EU/5-FU/LV (Treatment Arm X). Final efficacy and safety data are expected to be available during the second or third quarter of 2013.

•	STS Phase 3 trial conducted by Children Oncology Group - Enrollment of 135 pediatric patients has been completed. Most patients have diagnoses of one of five childhood cancers typically treated with intensive cisplatin therapy, including hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma. Results are expected during the second or third quarter of 2013. STS has received orphan drug designation in the US for the prevention of ototoxicity induced by platinum cancer chemotherapy in pediatric patients.

•	Annual Meeting of Shareholders - Adherex would like to invite all shareholders to attend its Annual General and Special Meeting on Tuesday, June 18, 2013 at 11 am at the Offices of Dorsey & Whitney LLP, at 51 W. 52nd St., 9th Floor, New York City, New York, USA.

Financial Update

The Company reported a net loss from operations of $0.5 million excluding the $3.6 million non-cash loss on derivatives for the first quarter ended March 31, 2013, compared to a net loss from operations of $0.6 million excluding the non-cash gain of $3.3 million in the same period in 2012. The decrease in the net loss from operations excluding the non-cash impact of derivatives is primarily due to a reduction in research and development expenses. In the comparable period in 2012, research and development expenses were higher due to higher enrollment and participation in the Phase 2 eniluracil trial which concluded enrollment in December 2012.

Cash and cash equivalents totaled $1.9 million at March 31, 2013, compared to $2.3 million at December 31, 2012. At March 31, 2013, the Company had working capital totaling approximately $1.1 million compared to $1.7 million as of December 31, 2012.

The selected financial data presented below is derived from our unaudited consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended March 31, 2013 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com.

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

Interim Consolidated Balance Sheets:	March 31, 2013	December 31, 2012
Assets:
Cash and cash equivalents	$1,896	$2,303
Other current assets	42	62
Total assets	$1,938	$2,365

Liabilities and stockholders’ deficiency:
Current liabilities	$790	$682
Derivative liabilities	10,213	6,640
Other long-term liabilities	-	-
Total stockholders’ deficiency	(9,065)	(4,957)
Total liabilities and stockholders’ deficiency	$1,938	$2,365

Consolidated Statements of Operations:

	March 31, 2013	March 31, 2012

Revenue	$-	$-

Operating expenses:
Research and development	178	296
Impairment of Capital Assets	—	—
(Gain) on Deferred Lease Inducements	—	—
General and administrative	359	320

Loss from operations	(537)	(616)

Other income	-	(4)
Unrealized gain on derivatives	(3,573)	3,327
Interest income	2	8

Net income (loss) and comprehensive income (loss)	$(4,108)	$2,715
Basic net income (loss) per common share	$(0.16)	$0.11

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2012. Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov
Chief Executive Officer
Adherex Technologies Inc.
T: (919) 636-5144